July 21, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549


Gentlemen:

We have read Item 4(a) of Form 8-K dated July 21, 2000, of Unidigital Inc. and are in agreement with the statements contained on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

                                          /s/ Ernst & Young LLP